No. 812-13670

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

WHITE OAK CAPITAL CORPORATION
WHITE OAK GLOBAL ADVISORS, LLC
WHITE OAK PARTNERS, LLC
WHITE OAK STRATEGIC MASTER FUND II, L.P.
WHITE OAK OPPORTUNITY MASTER FUND, L.P.
WHITE OAK PATRIOT FUND, L.P.

88 Kearny Street
4th Floor
San Francisco, CA 94108

All Communications, Notices and Orders to:

Barbara J. S. McKee
Secretary
White Oak Capital Corporation
88 Kearny Street
4th Floor
San Francisco, CA 94108
(415) 644-4101

Copies to:

Paul K. Risko
John A. MacKinnon
Sidley Austin llp
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

July 13, 2010

1 of 16

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
WHITE OAK CAPITAL CORPORATION,
WHITE OAK GLOBAL ADVISORS, LLC
WHITE OAK PARTNERS, LLC
WHITE OAK STRATEGIC MASTER FUND II, L.P.
WHITE OAK OPPORTUNITY MASTER FUND, L.P.
WHITE OAK PATRIOT FUND, L.P.

88 Kearny Street
4th Floor
San Francisco, CA 94108
(415) 644-4101

File No. 812-13670
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT.

INTRODUCTION

The following entities (collectively, the “Applicants”) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act:

•	White Oak Capital Corporation (the “Company”),
•	White Oak Global Advisors, LLC, the Company’s investment adviser (the “Adviser”),
•	White Oak Strategic Master Fund II, L.P. (the “Master Strategic Fund II”),
•	White Oak Opportunity Master Fund, L.P. (the “Master Opportunity Fund”),
•	White Oak Patriot Fund, L.P. (the “Patriot Fund”), and
•	White Oak Partners, LLC (the “General Partner”), the general partner of the Master Strategic Fund II, the Master Opportunity Fund and the Patriot Fund.

The relief requested in this application (the “Application”) would allow the Company, the Existing Funds (as defined below), and any other investment fund to which the Adviser (or any entity directly or indirectly controlled by the Adviser within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services (collectively, the “Future Funds;” and, together with the Existing Funds, the “Funds”) to co-invest in the same investment opportunities (“portfolio companies” and each such transaction, a “Co-Investment Transaction”), where such co-investments might otherwise be prohibited by Section 57 of the Act, through a proposed co-investment program (the “Co-Investment Program”).  It is not anticipated that any of the Future Funds will be regulated as a business development company (“BDC”) or will be required to register under the Act.

1 Unless otherwise indicated, all section references herein are to the Act.
2 Unless otherwise indicated, all rule references herein are to rules under the Act.

2 of 16

All existing entities that currently intend to rely on the requested order have been named as applicants.  Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of the application.

I.	APPLICANTS

A.	WHITE OAK CAPITAL CORPORATION

The Company is a newly-organized, specialty finance company that is intended to be a closed-end, non-diversified management investment company.  The Company, which was incorporated in Maryland on June 22, 2009, will file an election to be regulated as a BDC under the Act.3  In addition, the Company will elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future.  The Company’s principal place of business is 88 Kearny Street, 4th Floor, San Francisco, CA 94108.  On April 30, 2010, the Company filed a registration statement on Form N-2 under the Securities Act of 1933 (File no. 333-166440) in connection with its planned initial public offering.

The Company will seek to provide stable returns and protect against loss of principal by investing in loans that are generally secured by collateral, including, depending on the transaction, property, plant and equipment, intellectual property and/or a borrower’s cash flows.  The Company will seek to achieve its investment objective by investing in senior secured loans, with terms generally of one to five years, made primarily to private U.S. middle market businesses, including debtor-in-possession financings, restructurings and other special situations.  To a much lesser extent, the Company may also acquire senior secured debt securities in the secondary market and invest opportunistically in other types of debt and equity securities.  The Company believes that its proposed focus on investments that provide returns through contractual interest payments, as opposed to capital gains, will allow the Company to provide consistent dividend distributions and attractive risk adjusted total returns to its stockholders.

The Company’s business and affairs will be managed under the direction of a board of directors (the “Board”).  It is currently expected that the Board will consist of seven members, four of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”).  Philip Duff will serve as the Chief Executive Officer and the Chairman of the Board of the Company.  Andre Hakkak will serve as the President and an interested director of the Company.  Barbara McKee will serve as Treasurer, Secretary and an interested director of the Company.  Mr. Hakkak and Ms. McKee each serve as a Co-Portfolio Manager and Investment Committee Member of the Adviser.  Neither Mr. Hakkak nor Ms. McKee will directly co-invest with the BDC.  However, each of Mr. Hakkak and Ms. McKee would benefit from Co-Investment Transactions through holding shares of common stock of the Company or in their roles with the Adviser.  The Board will delegate daily management and investment authority to the Adviser pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”).  The Adviser will also provide certain administrative and other services to the Company pursuant to an administration agreement.

B.	WHITE OAK GLOBAL ADVISORS, LLC

The Adviser, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to the Investment Advisory Agreement.  Andre Hakkak, Ken Masters, and Barbara McKee are the principal owners of and control the Adviser.  Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Company.  Under the terms of the Investment Advisory Agreement, the Adviser will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on our prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell.  The Adviser’s services

3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

3 of 16

under the Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

The Adviser currently serves as investment adviser to the following investment funds:  White Oak Master Strategic Fund II, L.P., White Oak Master Opportunity Fund, L.P. and White Oak Patriot Fund, L.P. (collectively, the “Existing Funds”).  After the Company commences operations, it may seek to co-invest with one or more of the Existing Funds.4

C.	EXISTING FUNDS

The Existing Funds are managed by the Adviser and, as stated above, consist of the Master Strategic Fund II, the Master Opportunity Fund and the Patriot Fund.

Strategic Funds II.  White Oak Strategic Fund II, Ltd. (“Offshore Strategic Feeder II”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  White Oak Strategic Fund II, L.P., (“Domestic Strategic Feeder II;” and, together with the Offshore Strategic Feeder II, the “Strategic Feeder Funds II”) is a Delaware limited partnership. The Strategic Feeder Funds II have the same investment objective and invest substantially all of their assets in Master Strategic Fund II (together with the Strategic Feeder Funds II, the “Strategic Funds II”).  The Strategic Feeder Funds II will not co-invest directly with the Company, but rather will invest only indirectly through the Master Strategic Fund II.  None of the Strategic Funds II is regulated as a BDC or registered under the Act.

The Master Strategic Fund II is intended to consolidate the trading of the Strategic Feeder Funds II.  The Adviser is the investment adviser to the Strategic Funds II. The Master Strategic Fund II may also be owned by one or more other investment funds.  The General Partner is the general partner of the Master Strategic Fund II.  Andre Hakkak, Ken Masters, and Barbara McKee are the principal owners of and control the General Partner.  The General Partner will have ultimate responsibility for the Master Strategic Fund II’s management, operations and administration.

The principal investment objective of the Strategic Funds II is to generate attractive, risk-adjusted returns while minimizing the risk of capital loss by making strategic investments principally in asset-backed loans, risk-linked securities, corporate debt and marketable and non-marketable corporate debt and equity securities using a rigorous and disciplined investment process that will include hedging, if the Adviser deems it appropriate.

The members of the investment committee of the Adviser, which is comprised of Andre Hakkak, Ken Masters, Barbara McKee, Philip Duff and Patrick Dowling, must unanimously approve each investment that the Master Strategic Fund II makes.  The members of this investment committee may be supported by additional dedicated professionals employed by the Adviser or any of its affiliates.

Neither the organizational documents of the Strategic Funds II nor the investment management agreements or portfolio management agreements, pursuant to which the Adviser is authorized to manage the Strategic Funds II’s portfolio, impose any limits on the types of securities or other instruments in which the Strategic Funds II may invest, the types of positions either may take, the concentration of investments by sector, industry, fund, country, company, class or otherwise, the amount of leverage either may employ or the number or nature of short positions

4 In certain circumstances, an Existing Fund may seek to form a special purpose vehicle to invest in addition to, or in place of, such Existing Fund.  Future Funds may also form such special purpose vehicles for the purpose of investing in addition to, or in place of, such Future Funds.  As used in this Application, the terms “Future Funds” and “Funds” shall be understood to include such special purpose vehicles.  These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in an Existing Fund), or to facilitate participation in certain types of investments (for example, blocker corporations are often also used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company).  Relief for these vehicles is necessary as they will also be controlled by the Adviser or an affiliate and will generally invest side by side with the Existing Funds, and these are persons described in Section 57(b)(2) of the Act.

4 of 16

either may take.  The Strategic Funds II may invest a portion of their assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Strategic Funds II may pursue other strategies or employ other techniques the Adviser considers appropriate and in the Strategic Funds II’s best interests.

Opportunity Funds.  White Oak Opportunity Fund, Ltd. (“Offshore Opportunity Feeder”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  White Oak Opportunity Fund, L.P., (“Domestic Opportunity Feeder;” and, together with the Offshore Opportunity Feeder, the “Opportunity Feeder Funds”) is a Delaware limited partnership. The Opportunity Feeder Funds have the same investment objective and invest substantially all of their assets in Master Opportunity Fund, a Cayman Islands exempted limited partnership (together with the Opportunity Feeder Funds, the “Opportunity Funds”).  The Opportunity Feeder Funds will not co-invest directly with the Company, but rather will invest only indirectly through the Master Opportunity Fund.  None of the Opportunity Funds is regulated as a BDC or registered under the Act.

The Master Opportunity Fund is intended to consolidate the trading of the Opportunity Feeder Funds.  The Adviser is the investment adviser to the Opportunity Funds. The Master Opportunity Fund may also be owned by one or more other investment funds the Adviser manages with the same investment objectives as those of the Opportunity Funds.  The General Partner is the general partner of the Master Opportunity Fund.  The General Partner will have ultimate responsibility for the Master Opportunity Fund’s management, operations and administration.

The Master Opportunity Fund’s principal investment objective is to maximize total return on capital by seeking capital appreciation and, from time to time, current income, through the development and management of a diversified portfolio of underperforming assets or distressed investments.  The Master Opportunity Fund seeks to achieve these objectives primarily through investment in various aspects of the distressed market, including but not limited to: distressed asset-based loans and other types of collateral-driven opportunities; collateralized loan obligation, collateralized debt obligations, and other types of structured products; single-name bankruptcies and reorganizations; ownership of other debt and other obligations of undervalued or financially troubled companies, in many cases by taking active or control positions in such companies through the funding of debt or equity purchases; and long/short equity strategies. Companies that the Adviser considers “distressed” typically include:  (i) those facing operating difficulties; (ii) those undergoing, or considered likely to undergo, reorganization under the U.S. Federal Bankruptcy Laws or similar laws; (iii) those which are or have been engaged in other extraordinary transactions, such as debt restructuring, reorganization and liquidation outside of bankruptcy; and (iv) those facing liquidity issues.  In addition to holding the portfolio investments described herein, the Master Opportunity Fund may invest in a broad range of securities and other instruments, including bonds, other fixed income securities, equities, equity related securities, options, futures, other derivatives and currencies. The Master Opportunity Fund’s investments may be in the form of debt, which typically will be relatively senior in the capital structure and often secured, equity securities of distressed companies, or both.

The members of the investment committee of the Adviser must unanimously approve each investment that Master Opportunity Fund makes.  The members of this investment committee may be supported by additional dedicated debt professionals employed by the Adviser or any of its affiliates.

Neither the organizational documents of the Opportunity Funds nor the investment management agreements or portfolio management agreements pursuant to which the Adviser is authorized to manage the Opportunity Funds’ portfolio, impose any limits on the types of securities or other instruments in which the Opportunity Funds may invest, the types of positions either may take, the concentration of investments by sector, industry, fund, country, company, class or otherwise, the amount of leverage either may employ or the number or nature of short positions either may take.  The Opportunity Funds may invest a portion of their assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Opportunity Funds may pursue other strategies or employ other techniques the Adviser considers appropriate and in the Opportunity Funds’ best interests.

The Patriot Fund.  The Patriot Fund is a Delaware limited partnership.  The Patriot Fund is neither regulated as a BDC nor registered under the Act.  The General Partner is the general partner of the Patriot Fund and has ultimate responsibility for the Patriot Fund’s management, operations and administration.

5 of 16

The Patriot Fund’s principal investment objective is to generate attractive risk-adjusted returns while minimizing the risk of capital loss by making strategic investments principally in corporate debt and marketable and non-marketable corporate equity securities utilizing a rigorous and disciplined investment process that will include hedging, if the Adviser deems it appropriate.

The members of the investment committee of the Adviser must unanimously approve each investment that the Patriot Fund makes.  The members of this investment committee may be supported by additional dedicated debt professionals employed by the Adviser or any of its affiliates.

Neither the organizational documents of the Patriot Fund nor the investment management agreement, pursuant to which the Adviser is authorized to manage the Patriot Fund’s portfolio, impose any limits on the types of securities or other instruments in which the Patriot Fund may invest; the types of positions it may take; the concentration of investments by sector, industry, fund, country, company, class or otherwise; the amount of leverage it may employ or the number or nature of short positions it may take.  The Patriot Fund may invest a portion of its assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Patriot Fund may pursue other strategies or employ other techniques the Adviser considers appropriate and in the Patriot Fund’s best interests.

Any of the Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the Company by virtue of the fact that the Company and the Funds share the same investment adviser.  The Funds may be considered to be under common control with the Company because the Funds and the Company share the same investment adviser.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Company and the Funds

1.	Mechanics of the Co-Investment Program

In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Funds, the Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, asset diversification, capital available for investment, and other pertinent factors applicable to that particular investing entity.  The Adviser anticipates that any portfolio company that is an appropriate investment for the Company will also be an appropriate investment for one or more Funds, with certain exceptions based on available capital or diversification.

Under the Co-Investment Program, co-investment among the Company and one or more Funds would be the norm, rather than the exception.  Each co-investment would be allocated between the Company, on the one hand, and the participating Funds, on the other hand.  While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment pursuant to the requirements of Section 57(o) of the Act.5  No Independent Director would have a direct or indirect financial interest in any Co-Investment Transaction or any portfolio company other than through such Independent Director’s interest (if any) in securities of the Company.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

5 With respect to the approval of a proposed transaction, plan, or arrangement, Section 57(o) provides for such approval by both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

6 of 16

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Funds.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company.  The Co-Investment Program will be effected only if it is approved by a majority of the Eligible Directors (as defined below) pursuant to Section 57(o) of the Act on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies.  A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudent limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.6

In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The availability of the Funds as investing partners of the Company may alleviate that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities.  With the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board of the Company believe that it will be advantageous for the Company to co-invest with the Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

The Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the participating Funds co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission

6  See I.R.C. § 851(b)(4).

7 of 16

and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person:  (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need for Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because the Adviser is the investment adviser to each of the Funds,  the Company and the Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) by reason of common control.  Thus, a Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Funds, and any Future Funds, to participate with the Company in the Co-Investment Program.

8 of 16

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.7  Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005.8

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

7 Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (December 18, 1998) (order), Release No. IC-23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (November 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (November 18, 1997) (order), Release No. IC-22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (December 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (August 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (April 16, 1996) (order), Release No. IC-21836 (March 20,1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (December 11. 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAAC Private Equities Inc. (File No. 812-9028), Release No. IC-20887 (February 7, 1995) (order), Release No. IC-20831 (Jan. 12,1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (November 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (April 18, 1991) (order), Release No. IC-18058 (March 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (December 31, 1990) (order), Release No. IC-17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (September 1, 1989) (order), Release No. IC-17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC-16841 (February 27, 1989) (order), Release No. IC-16774 (January 24, 1989) (notice).
8See note 7, supra.

9 of 16

Applicants submit that the fact that a majority of the Eligible Directors will approve each Co-Investment Transaction before investment pursuant to Section 57(o) of the Act, and other protective conditions set forth in this Application will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser or the principals of the Adviser would not be able to favor the Funds over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers an investment for the Funds and/or the Company, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a)   If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Funds, exceeds the amount of the investment opportunity, the amount proposed to be invested by the Company will be based on the ratio of the Company’s remaining funds available for investment to the aggregate funds remaining available for investment of the Company and the participating Funds, up to the amount proposed to be invested by each.  The Adviser will provide the directors eligible to vote under Section 57(o) (the “Eligible Directors”) with information concerning each participating Fund’s total assets to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each participating Fund, to the Independent Directors for their consideration.  The Company will co-invest with a Fund only if, prior to the Company’s and the participating Fund’s participation in the Co-Investment Transaction, a majority of the Eligible Directors pursuant to Section 57(o) of the Act concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by the participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any participating

10 of 16

Fund; provided, that if any participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company (provided that no participating Fund or affiliate of a participating Fund will receive any fees or other compensation in connection with such participating Fund’s right to nominate a director or board observer or otherwise participate in the governance or management of the portfolio company), such event shall not be interpreted to prohibit the Eligible Directors from reaching the conclusions required by this condition (2)(c)(iii), if

(A) a majority of the Eligible Directors pursuant to Section 57(o) of the Act shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv) the proposed investment by the Company will not benefit any affiliated person of the Company, other than the participating Funds, except (a) to the extent permitted by condition 13; (b) to the extent permitted by Section 57(k) of the Act; or (c) indirectly, as a result of an interest in securities issued by a participating Fund or the Company.

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.  The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company.  All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8, the Company will not invest in any portfolio company in which the Adviser, any Fund or any person controlling, controlled by, or under common control with the Adviser or a Fund, is an existing investor.

6.  The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the participating Funds.  The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company (provided that no participating Fund or affiliate of a participating Fund will receive any fees or other compensation in connection with such participating Fund’s right to nominate a director or board observer or otherwise participate in the governance or management of the portfolio company) will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7.  If any of the Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Fund in a Co-Investment Transaction, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors.

The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Funds.  The Company will participate in such disposition to the extent that a majority of the Eligible Directors pursuant to Section 57(o) of the Act determines that

11 of 16

it is in the Company’s best interests to do so.  The Company and each of the Funds will bear its own expenses in connection with any such disposition.

8. If any Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a) notify the Company of the proposed transaction at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Independent Directors will make their own determination with respect to follow-on investments.  To the extent that:

(i) the amount of a follow-on investment is not based on the Company’s and the Fund’s initial investments; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the participating Fund in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by the Company will be based on the ratio of the Company’s remaining funds available for investment to the aggregate funds remaining available for investment of the Company and the participating Funds, up to the amount proposed to be invested by each.  The Company will participate in such investment to the extent that a majority of the Eligible Directors pursuant to Section 57(o) of the Act determines that it is in the Company’s best interest.  The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order.

10. The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Company and Funds, be shared by the Company and the Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the participating Funds based on the amount they invest in such Co-Investment Transaction.  None of the participating Funds nor any affiliated person of

12 of 16

the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory and administration fees paid in accordance with investment advisory and administration agreements with the Company and the participating Funds) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Barbara J. S. McKee
Secretary
White Oak Capital Corporation
88 Kearny Street
4th Floor
San Francisco, CA 94108
(415) 644-4101

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Paul K. Risko
John A. MacKinnon
Sidley Austin llp
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on June 22, 2009 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act.  Each person executing the application on behalf of the Company and the Adviser says that she has duly executed the Application for and on behalf of the Company or the Adviser; that she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

13 of 16

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 13th day of July, 2010.

WHITE OAK CAPITAL CORPORATION

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Secretary

WHITE OAK GLOBAL ADVISORS, LLC

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK PARTNERS, LLC

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK STRATEGIC MASTER FUND II, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK OPPORTUNITY MASTER FUND, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK PATRIOT FUND, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

14 of 16

STATE OF CALIFORNIA                        )
) ss:
COUNTY OF SAN FRANCISCO             )

The undersigned states that she has duly executed the foregoing Application, dated July 13, 2010, for and on behalf of White Oak Capital Corporation, White Oak Global Advisors, LLC, White Oak Partners, LLC, White Oak Strategic Master Fund II, L.P., White Oak Master Opportunity Fund, L.P. or White Oak Patriot Fund, L.P., as the case may be, that she holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of her knowledge, information and belief.

WHITE OAK CAPITAL CORPORATION

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Secretary

WHITE OAK GLOBAL ADVISORS, LLC

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK PARTNERS, LLC

By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK STRATEGIC MASTER FUND II, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK OPPORTUNITY MASTER FUND, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

WHITE OAK PATRIOT FUND, L.P.

By:          White Oak Partners, LLC, its General Partner
By:          /s/ Barbara J. S. McKee
                Name:  Barbara J. S. McKee
                Title:    Managing Member

15 of 16

EXHIBIT A

Resolutions of the Board of Directors of
White Oak Capital Corporation

RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-1 promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Company and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Company, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Unanimous Written Consent dated June 22, 2009)

16 of 16